Filed Pursuant to Rule 433
Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated November 8, 2010

The MITTS® are being offered by Bank of America Corporation (“BAC”). The MITTS will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the MITTS involves a number of risks. There are important differences between the MITTS and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and beginning on page S-13 of product supplement MITTS-4. MITTS:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), is the underwriter of this offering.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$0.25	$
Proceeds, before expenses, to Bank of America Corporation	$9.75	$

*Depending on the date the MITTS are priced for initial sale to the public (the “pricing date”), which may be in November or December 2010, the settlement date may occur in November or December 2010, and the maturity date may occur in November or December 2015. Any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change as specified above.

BofA Merrill Lynch

November     , 2010

Units

Market Index Target-Term Securities®

Linked to the Rogers International Commodity Index® – Excess Return SM

due November , 2015M®

$10 principal amount per unit

Term Sheet No.

Expected Pricing Date* November     , 2010

Settlement Date* December     , 2010

Maturity Date* November , 2015

CUSIP No.

Market Index Target-Term Securities®

100% participation in increases in the level of the Rogers International Commodity Index® – Excess ReturnSM (the “Index”), subject to a cap of between 40% and 45%®.

100% principal protected at maturity against decreases in the level of the Index

A maturity of approximately five years

Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Summary

The Market Index Target-Term Securities® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due November     , 2015 (the “MITTS”) are our senior unsecured debt securities. The MITTS are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC. The MITTS provide investors with a 100% participation rate in increases in the level of the Rogers International Commodity Index® – Excess ReturnSM (the “Index”) from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined on a calculation day shortly before the maturity date, subject to a maximum return of 40% to 45% over the Original Offering Price. Investors must be willing to forgo interest payments on the MITTS and be willing to accept a return that is capped.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Base Value:	$10.00 per unit
Term:	Approximately five years
Market Measure:	Rogers International Commodity Index® – Excess ReturnSM (Bloomberg Symbol: “ROGRER”)
Starting Value:

The closing level of the Index on the pricing date. However, if a Market Disruption Event occurs on the pricing date, the Starting Value will be determined in accordance with the Starting Value Commodity-Based Market Measure Disruption Calculation beginning on page S-42 of product supplement MITTS-4. The Starting Value will be set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Ending Value:

The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-32 of product supplement MITTS-4.

Capped Value:

$14.00 to $14.50 per unit of the MITTS, which represents a return of 40% to 45% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Calculation Day:

The fifth scheduled Market Measure Business Day immediately prior to the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Participation Rate:	100%
Minimum Redemption Amount:	$10.00 per unit
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the MITTS

On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS at maturity, based upon the Participation Rate of 100% and a hypothetical Capped Value of $14.25 (a 42.50% return), the midpoint of the Capped Value range of $14.00 to $14.50. The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects hypothetical increases and decreases in the level of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of hypothetical Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 100%, the Base Value of $10.00 (per unit), a hypothetical Starting Value of 2,750.90, which was the closing level of the Index on November 4, 2010, the Minimum Redemption Amount of $10.00 (per unit), and a hypothetical Capped Value of $14.25 (per unit), the midpoint of the Capped Value range of $14.00 and $14.50.

Example 1—The hypothetical Ending Value is 90% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,750.90
Hypothetical Ending Value:	2,475.81

Hypothetical Redemption Amount (per unit) = $10.00 (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2—The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,750.90
Hypothetical Ending Value:	3,576.17

Redemption Amount (per unit) =	$10 +	[	$10 × 100% ×	(3,576.17 – 2,750.90	)]	= $13.00
2,750.90

Hypothetical Redemption Amount (per unit) = $13.00

Example 3—The hypothetical Ending Value is 210% of the hypothetical Starting Value:

Hypothetical Starting Value:	2,750.90
Hypothetical Ending Value:	5,776.89

Redemption Amount (per unit) =	$10 +	[	$10 × 100% ×	(5,776.89 – 2,750.90	)]	= $21.00
2,750.90

Hypothetical Redemption Amount (per unit) = $14.25 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 2,750.90 (the closing level of the Index on November 4, 2010) and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the MITTS (rounded to two decimal places); and
▪	the hypothetical total rate of return to holders of the MITTS.

The table below is based upon the Participation Rate of 100%, the Base Value of $10.00 (per unit), the Minimum Redemption Amount of $10.00 (per unit), and a hypothetical Capped Value of $14.25 (per unit), the midpoint of the Capped Value range of $14.00 to $14.50.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the MITTS
1,375.45	-50.00%	$10.00	0.00%
1,650.54	-40.00%	$10.00	0.00%
1,925.63	-30.00%	$10.00	0.00%
2,200.72	-20.00%	$10.00	0.00%
2,475.81	-10.00%	$10.00	0.00%
2,613.36	-5.00%	$10.00	0.00%
2,682.13	-2.50%	$10.00	0.00%
2,750.90(1)	0.00%	$10.00(2)	0.00%
2,819.67	2.50%	$10.25	2.50%
2,888.45	5.00%	$10.50	5.00%
3,025.99	10.00%	$11.00	10.00%
3,301.08	20.00%	$12.00	20.00%
3,576.17	30.00%	$13.00	30.00%
3,851.26	40.00%	$14.00	40.00%
4,126.35	50.00%	$14.25(3)	42.50%
4,401.44	60.00%	$14.25	42.50%
4,676.53	70.00%	$14.25	42.50%
4,951.62	75.00%	$14.25	42.50%
5,226.71	90.00%	$14.25	42.50%
5,501.80	100.00%	$14.25	42.50%
5,776.89	110.00%	$14.25	42.50%
6,051.98	120.00%	$14.25	42.50%
6,327.07	130.00%	$14.25	42.50%
6,602.16	140.00%	$14.25	42.50%
6,877.25	150.00%	$14.25	42.50%

(1)	This is the hypothetical Starting Value, which was the closing level of the Index on November 4, 2010. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

(2)	The Redemption Amount will not be less than the Minimum Redemption Amount of $10.00 per unit of the MITTS.

(3)	The Redemption Amount cannot exceed the hypothetical Capped Value of $14.25 per unit of the MITTS (the midpoint of the Capped Value range of $14.00 to $14.50). The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

The above figures are for purposes of illustration only. The actual Redemption Amount and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the MITTS and a conventional debt security. An investment in the MITTS involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-4 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

▪	You may not earn a return on your investment.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return on the MITTS, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or the components of the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	A trading market for your MITTS is not expected to develop. MLPF&S is not obligated to make a market for, or to repurchase, the MITTS.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪

The RICI® Committee (as defined below), chaired by James Beeland Rogers, Jr. (“Rogers”), may adjust the Index in a way that affects its level, and neither the RICI® Committee nor Rogers have any obligation to consider your interests.

▪	Ownership of the MITTS will not entitle you to any rights with respect to the Index Components or the Index Commodities (each as defined below).

▪

If you attempt to sell the MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than the Original Offering Price.

▪	Payments on the MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	The prices of the Index Components or the Index Commodities may change unpredictably, affecting the value of the MITTS in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Components or the Index Commodities may adversely affect the value of the MITTS.

▪	The MITTS will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of futures or options on futures contracts included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the MITTS and their market value.

▪	There may be potential conflicts of interest involving the calculation agent for the MITTS. We have the right to appoint and remove the calculation agent.

▪

You should consider the tax consequences of investing in the MITTS. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities.

The Index is composed of exchange-traded futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The MITTS are linked to the Index and not to the spot prices of the Index Commodities and an investment in the MITTS is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The Index Component prices and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Commodities relative to their current prices may decrease the Redemption Amount and the value of the MITTS.

In the case of the Index, as the exchange-traded futures contracts comprising the Index Components approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” Specifically, during the specified “roll period” each month, the level of the Index is calculated as if the near-dated futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts of equivalent value. Differences in the prices between the contracts that are sold and the new contracts for more distant delivery that are purchased are called “roll yield.” See “The Index—Index Weights—Monthly Rolling of Contracts.”

If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices for the exchange-traded futures contracts are lower in the distant delivery months than in the nearer delivery months, the sale of the near-dated contracts would take place at prices that are higher than the purchase prices of the longer-dated contracts, creating positive “roll yield.” This would result in a greater quantity of futures contracts being purchased for the same value. There is no indication that the markets for the Index Commodities will consistently be in backwardation or that there will be positive roll yield in the future performance of the Index. Instead, the markets for the Index Commodities may trade in “contango.” Contango markets are those in which the prices for the futures contracts are higher in the distant delivery months than in the nearer delivery months. In this case, the sale of the near-dated contracts would take place at prices that are lower than the purchase prices of the longer-dated contracts, creating negative roll yield and resulting in a smaller quantity of futures contracts being purchased for the same value. During some periods, some or all of the Index Commodities have historically traded in contango markets. Holding other factors constant, the presence of contango in the markets for the Index Commodities could result in negative roll yield, which could decrease the level of the Index, the Redemption Amount, and the value of the MITTS.

The MITTS include the risk of concentrated positions in one or more commodity sectors.

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the MITTS may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. For example, of the initial weights of the Index, as announced by Beeland Interests, Inc. (“Beeland”), approximately 44.00% of the component commodities of the Index are energy-oriented, including 21.00% in crude oil contracts. Accordingly, a decline in the value of these raw materials would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind, or geothermal energy, could reduce the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index, and, therefore, the value of the MITTS could decline.

The composition of the Index is controlled by Rogers and changes to the Index may affect the value of the MITTS and the Redemption Amount.

The Index is overseen and managed by a committee (the “RICI® Committee”). Rogers chairs the RICI® Committee and controls its decisions. Rogers, through the RICI® Committee, has a significant degree of discretion regarding the composition and management of the Index, including additions, deletions, and the weights of the Index Commodities or the exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the Redemption Amount and the market value of the MITTS prior to maturity. Rogers and the RICI® Committee do not have any obligation to take the interests of holders of the MITTS into consideration when reweighting or making any other changes to the Index.

The MITTS are linked to the Rogers International Commodity Index® – Excess ReturnSM, not the Rogers International Commodity Index® – Index Total ReturnSM.

The Rogers International Commodity Index® – Excess ReturnSM reflects returns that are potentially available through an unleveraged investment in the Index Components and the Index Commodities. By comparison, the Rogers International Commodity Index® – Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index® – Excess ReturnSM, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the MITTS are linked to the Rogers International Commodity Index® – Excess ReturnSM and not the Rogers International Commodity Index® – Total ReturnSM, the return from an investment in the MITTS will not reflect this total return feature.

Trading and other transactions by Rogers in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index and therefore the value of the MITTS.

Rogers, individually or through an entity controlled by Rogers, has in the past actively traded commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers now invests in commodities only through products based on the Rogers indices, but could begin trading individual commodities and/or futures contracts on physical commodities again in the future. With respect to any of these activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers, or holders of the MITTS into consideration at any time. These trading and hedging activities, by any of these parties, may affect the level of the Index and therefore the market value of the MITTS.

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪	You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS will be zero if the level of the Index is unchanged or decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any of the commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the MITTS. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the MITTS.

The MITTS may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the MITTS to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 40% and 45% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the MITTS.

Other Provisions

We may deliver the MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the MITTS occurs more than three business days from the pricing date, purchasers who wish to trade the MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the MITTS from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will sell the notes to a broker-dealer that will participate in the offering and that is not affiliated with us, and that will receive an agreed upon selling concession. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

All disclosures contained in this term sheet regarding the Index and the Rogers International Commodity Index® (the “RICI®”) including their make-up, method of calculation, and how components may be changed, are derived from information prepared by Beeland Interest, Inc, (“Beeland”). Neither we nor MLPF&S has independently verified such information, and neither Beeland nor Beeland’s affiliates or agents make any representation as to the accuracy or completeness of such information. The consequences of Beeland discontinuing publication of the Index or the RICI® are discussed in the section of product supplement MITTS-4 beginning on page S-49 entitled “Description of MITTS—Discontinuance of a Non-Exchange Traded Fund-Based Market Measure—Equity-Based or Commodity-Based Market Measures that Are Not Exchange Traded Funds.” None of us, MLPF&S, Beeland, nor Beeland’s affiliates or agents accepts any responsibility for the calculation, maintenance, or publication of the RICI® Indices (as defined below) or any successor indices.

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index® – Excess ReturnSM”, “RICI® – Excess ReturnSM”, “Rogers International Commodity Index® – Total ReturnSM”, and “RICI® – Total ReturnSM” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of, Beeland, which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers, Jr.

The RICI® may be calculated as either a total return index or an excess return index, and we refer to these indices collectively as the RICI® Indices.

Overview

The RICI® Indices are composite, U.S. dollar-based, indices created by Rogers in the late 1990’s. Rogers and Beeland are not affiliated with us or MLPF&S. None of us, the calculation agent, or MLPF&S is affiliated with Rogers or Beeland, or participates in designing the RICI® Indices. Merrill Lynch Commodities International, an affiliate of MLPF&S, is a representative on the RICI® Committee. The level of each of the RICI® Indices is calculated by CQG, Inc. in its capacity as the Official Global Calculation Agent of the RICI® Indices.

The Index represents the value of a basket of commodities consumed in the global economy (the “Index Commodities”). The value of each component is based on closing prices of the corresponding futures contracts, each of which is valued as part of a fixed-weight portfolio (the “Index Components”).

Below is a list of the Index Components, together with their respective symbols, exchanges, currencies, and Initial Weights (as defined below):

Contract	Symbol	Exchange	Currency	Initial Weight*
Crude Oil	CL	NYMEX	USD	21.00%
Brent	BRN	ICE[1] EU	USD	14.00%
Wheat	W	CBOT	USD	6.00%
Corn	C	CBOT	USD	4.75%
Cotton	CT	ICE US	USD	4.20%
Aluminum	AH	LME[2]	USD	4.00%
Copper	CA	LME	USD	4.00%
Soybeans	S	CBOT	USD	3.35%
Gold	GC	COMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
RBOB Gasoline	RB	NYMEX	USD	3.00%
Coffee	KC	ICE US	USD	2.00%
Lead	PB	LME	USD	2.00%
Live Cattle	LC	CME	USD	2.00%
Silver	SI	COMEX	USD	2.00%
Soybean Oil	BO	CBOT	USD	2.00%
Sugar	SB	ICE US	USD	2.00%
Zinc	ZS	LME	USD	2.00%
Heating Oil	HO	NYMEX	USD	1.80%
Platinum	PL	NYMEX	USD	1.80%
Gas Oil	GAS	ICE EU	USD	1.20%
Cocoa	CC	ICE US	USD	1.00%
Lean Hogs	LH	CME	USD	1.00%
Lumber	LB	CME	USD	1.00%
Nickel	NI	LME	USD	1.00%
Rubber	81	TOCOM	JPY	1.00%
Tin	SN	LME	USD	1.00%
Wheat	KW	KCBT[3]	USD	1.00%
Canola	RS	ICE CA	CAD	0.75%
Soybean Meal	SM	CBOT	USD	0.75%
Orange Juice	OJ	ICE US	USD	0.60%
Oats	O	CBOT	USD	0.50%
Rice	RR	CBOT	USD	0.50%
Palladium	PA	NYMEX	USD	0.30%
Rapeseed	ECO	NYSE Liffe	EUR	0.25%
Azuki Beans	101	TGE	JPY	0.15%
Greasy Wool	GW	SFE	AUS	0.10%

*	The weights shown above are the weights of each RICI® Index Component as of the January 2010 roll period.

[1]

ICE Futures through its affiliate ICE Data LLP provides the pricing data for the ICE components of the RICI® and such data is used subject to license by ICE Futures and ICE Data LLP; but for such license, Beeland would not have the right to use such pricing data in providing the Index Values through its Official Global Calculation Agent, CQG, Inc. The ICE pricing data is provided “as is” and without representation or warranty.

[2]

The London Metal Exchange Limited provides the pricing data for the LME components of the RICI®. All references to the LME pricing data are used with the permission of the LME and LME has no involvement with and accepts no responsibility for any RICI® product or any part of the Rogers International Commodity Index®, Rogers International Commodity Index®— Metals, Rogers International Commodity Index®—Industrial Metals, their suitability as the basis for an investment, or their future performance.

[3]

The Board of Trade of Kansas City, Missouri, Inc. (“KCBT”) is neither an issuer, manager, operator, nor guarantor of products based on the Rogers International Commodity Index® or any sub-index thereof, or a partner, affiliate, or joint venture of any of the foregoing. KCBT has not approved such products or their terms. KCBT may from time to time change its rules or bylaws, including those relating to the specifications of futures contracts on which the value of the Rogers International Commodity Index® or any sub-index thereof and/or such products are derived and the manner in which KCBT settlement prices are determined or disseminated. KCBT may from time to time take emergency action under its rules which could affect KCBT settlement prices. KCBT is not responsible for any calculations involving the Rogers International Commodity Index® or any sub-index thereof or such products.

The RICI® Committee

The RICI® Indices are maintained and reviewed by the members of the Rogers International Commodity Index® Committee (the “RICI® Committee”). For the sake of transparency, consistency, and stability, composition changes are rare, and generally occur only after significant shifts in the world economy or markets. When such an event necessitates that one component be modified, the entire RICI® Indices are reviewed. The RICI® Committee members monitor the RICI® Indices daily in case of needed changes. The RICI® Committee bases its selection on world consumption patterns and liquidity.

Index Composition

The Process

The contracts chosen for the basket of commodities that are included in the RICI® Indices are required to fulfill the various conditions described below. Generally, the selection and weights of the items in the RICI® Indices are reviewed annually by the RICI® Committee, and weights for the next year are assigned every December. The composition of the RICI® Indices are modified only in rare occasions, in order to maintain investability and stability, and the composition of the RICI® Indices generally will not be changed unless severe circumstances in fact occur. Such “severe circumstances” may include (but are not restricted to):

•	continuous adverse trading conditions for a single contract (e.g., trading volume collapses); or

•	critical changes in the global consumption pattern (e.g., scientific breakthroughs that fundamentally alter consumption of a commodity).

Exchanges and Non-Traded Items

All commodities included in the RICI® Indices must be publicly traded on recognized exchanges in order to ensure ease of tracking and verification. The 13 international exchanges currently recognized by the RICI® Committee are:

1. Chicago Mercantile Exchange (U.S.)

2. Chicago Board of Trade (U.S.)

3. ICE Futures US (U.S.)

4. NYMEX (U.S.)

5. ICE Futures Canada (Canada)

6. ICE Futures Europe (U.K.)

7. London Metal Exchange (U.K.)

8. Sydney Futures Exchange (Australia)

9. COMEX (U.S.)

10. The Tokyo Commodity Exchange (Japan)

11. Tokyo Grain Exchange (Japan)

12. NYSE Liffe (EU – Paris market)

13. Kansas City Board of Trade (U.S.)

General Contract Eligibility

A commodity may be considered suitable for inclusion in the RICI® Indices if it plays a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured by tracking international import and export patterns, and domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible to be included in the RICI® Indices. Commodities that are merely linked to national consumption patterns will not be considered. The RICI® Indices are not related to any commodities production data.

Commodity Screening Process

Data of private and governmental providers concerning the world’s most consumed commodities is actively monitored and analyzed by the members of the RICI® Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply are consulted. The findings of this research are then condensed into the different commodities contracts weights included in the RICI® Indices. Sources of data as to global commodity consumption include:

•	Industrial Commodity Statistics Yearbook, United Nations (New York)

•	Commodity Trade Statistics Database, United Nations Statistics Division (New York)

•	Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

•	Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington, D.C.)

•	Manufactured Fiber Review, Fiber Economics Bureau, Inc. (Arlington, VA)

•	Monthly Bulletin, International Lead and Zinc Study Group (London)

•	Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

•	Rubber Statistical Bulletin, International Rubber Study Group (London)

•	Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC) (Saudi Arabia)

•	Sugar Yearbook, International Sugar Organization (ISO) (London)

•	World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

•	World Commodity Forecasts, Economist Intelligence Unit (London)

•	World Cotton Statistics, International Cotton Advisory Committee (Washington, D.C.)

•	World Metals Statistics, World Bureau of Metal Statistics (London)

Contract Characteristics

In order to determine whether a specific commodity contract is actually investable, the RICI® Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the American Futures Industry Association (Washington D.C., United States). Additionally, individual exchange data on contracts may also be included in the process.

If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then selected for inclusion in the RICI® Indices, taking legal considerations into account. Beyond liquidity, the RICI® Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Index Weights

Initial Weights

The Initial Weights of the futures contracts in the RICI® Indices were effective as of the January 2010 roll period and are set forth in the chart above.

Changes in Weights and/or Index Composition

As noted, the RICI® Committee reviews the selection and weights of the futures contracts in the RICI® Indices annually. Thus, weights are potentially reassigned during each month of December for the following year, if the RICI® Committee so determines in its sole discretion that it is necessary.

Monthly Rolling of Contracts

All of the futures contracts used to calculate the RICI® Indices are rolled according to rules set forth in The RICI® Handbook: The Guide to the Rogers International Commodity Index®. The RICI® Indices usually roll over a three day “roll period,” which starts on the day prior to the last RICI® Business Day (as defined below) of the month and ends on the first RICI® Business Day of the following month. During the roll period, the Index is shifted from the first nearby contracts to the second nearby contracts at a rate of 33.33% per day. On the last day of the roll period, the roll is completed unless the roll period is extended for a RICI® Indices component as a result of a RICI® Market Disruption Event (as defined below). Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day, or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate each of the RICI® Indices, taking legal constraints into account. For example, at the end of November, the January crude oil contract is replaced by the February crude oil contract.

RICI® Market Disruption Events

A “RICI® Market Disruption Event” will be deemed to have occurred on any day upon which the trading of a contract involved in the Index calculation is disrupted or the fair determination of its price is interfered with, subject to the following:

a. The contract trades at the price set by the exchange to be the limit of its permissible trading range at any point in the last fifteen minutes of trading.

b. No settlement price for that contract is determined by midnight on the day of trading in the time zone in which the exchange is located.

c. The exchange upon which the contract trades closes trading in that contract at a time prior to the published closing time, unless the altered closing time was brought to public attention by the closing time on the trading day prior to the day in question.

d. The settlement closing price published by the exchange is not deemed, in the opinion of the RICI® Committee, to properly reflect the fair price of that contract as determined by its free and fair trading on that exchange.

If a RICI® Market Disruption Event occurs during the roll or rebalancing period for one or more commodities, the specific contracts involved are neither rolled nor rebalanced on that day. For those contracts, the roll weights and the Monthly Contract Weights (“MCWs”) remain identical to the values they had on the RICI® Business Day immediately preceding the RICI® Market Disruption Event. The roll period and the rebalancing period will be extended for this or these particular commodities only until the next available business day upon which no RICI® Market Disruption Event occurs for that or those commodities. Outside of the roll and rebalancing period, the Index is calculated using the last trading price available on the exchange.

In particular, the calculation of the MCWs will, in the normal course of events, take place using the last price available regardless of whether a RICI® Market Disruption Event has occurred. However, under extreme conditions, the RICI® Committee reserves the right to adjust any prices used in the Index calculation. This may occur if the settlement price is deemed to materially differ from the fair price for that commodity determined by trading on that day and if use of the official settlement price would not be in the interest of Index investors. In this case, an alternative settlement price or prices may be determined and used for the Index calculation until fair trading is resumed and the exchange quoted settlement price can again be relied upon. In this case, the prices used in the calculation of the Index and the calculation of MCWs will be published along with the mechanism for their determination. Should any exchange amend the settlement price for a contract involved in the Index calculation and do so in a timely manner, the RICI® Committee may, if deemed appropriate, reflect this change by adjusting the published level of the Index.

A “RICI® Business Day” is a day on which all United States based exchanges that list futures contracts included in the RICI® are open for business (including half-day opening).

Rebalancing of the Index Components

The RICI® Indices are rebalanced monthly during each roll period using the Initial Weights.

Data Source

Each of the RICI® Indices calculations is based on the official commodity exchanges’ prices of the futures contracts used.

Exceptional Occurrences

If, for any reason, one of the components included in the RICI® Indices ceases to exist or its liquidity decreases to unacceptable levels, or any other similar event occurs with similar consequences, as determined at the discretion of the RICI® Committee, the RICI® Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or on a change in the weight. For example following the fall of the Malaysian ringgit in 1998, the liquidity of the palm oil futures contract on the Kuala Lumpur Commodity Exchange decreased to a point where it became impossible to trade it. In that case, the RICI® Committee called an exceptional meeting at which it was determined that the palm oil futures contract would be replaced by the soybean oil contract that trades on the Chicago Board of Trade.

Reference Rates

The foreign exchange rates used to convert the value of the futures contracts denominated in its original currency into U.S. dollars are determined according to market standards and practices and is adjusted by a “CRY Factor”. The “CRY Factor” is the adjusting factor used in the foreign currency conversion, and is either +1 or -1 depending on the currency.

If applicable, the daily reference rate used to calculate the RICI® Indices is a function of the available reference rate, which is the 91-Day U.S. Treasury Bill (3 months) auction rate, designated as “High Rate” as published in the “Treasury Security Auction Results” report, published by the Bureau of Public Debt and available on Bloomberg USB3MTA Index <GO> or Reuters USAUCTION9. The rate is generally published once per week on Monday and effective on the RICI® Business Day immediately following.

Changes to LME Contracts

The RICI® Committee replaced the 3-month forward LME contract with the appropriate 3rd Wednesday contract and defined a new roll matrix for each LME contract included in the RICI® Indices. For the new contracts, the real time calculation uses the last official price of the 3rd Wednesday contract adjusted by the real time change of the corresponding 3-month forward contract. This change was implemented during the January 2008 roll period.

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through October 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the MITTS. On November 4, 2010, the closing level of the Index was 2,750.90.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

We have entered into a non-exclusive license agreement with Beeland Interests, Inc. providing for the license to us, in exchange for a fee, of a right to use indices owned by Beeland Interests, Inc. in connection with the MITTS.

Beeland Interests, Inc. is under no obligation to continue the RICI® Indices. The MITTS are not sponsored, endorsed, sold, or promoted by Beeland Interests, Inc. No inference should be drawn from the information contained in this term sheet that Beeland Interests, Inc. makes any representation or warranty, implied or express, to us, MLPF&S, the holder of the MITTS or any other person or entity regarding the advisability of investing in securities generally or in the MITTS in particular or the ability of the MITTS to track general commodity market performance. Beeland Interests, Inc. has no obligation to take the needs of us, MLPF&S, the holders of the MITTS, or any other person or entity into consideration in determining or composing any of the RICI® Indices. Beeland Interests, Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS to be issued or in the determination or calculation of the equation by which the MITTS are to be settled in cash. Beeland Interests, Inc. has no obligation or liability in connection with the administration or marketing of the MITTS.

MITTS are not sponsored, endorsed, sold, or promoted by Beeland Interests, Inc. or James Beeland Rogers, Jr.

Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this term sheet or the advisability of investing in securities or commodities generally, or in any MITTS or in futures particularly.

BEELAND INTERESTS, INC. DOES NOT, NOR DO ANY OF ITS AFFILIATES OR AGENTS, GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX® (RICI®), ANY SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE MITTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI®, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN, OR THE MITTS. NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES OR AGENTS MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®, ANY SUB-INDEX THEREOF AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, INC. OR ANY OF ITS AFFILIATES OR AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

•

Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-4.

General.    There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals.    The amount payable on the MITTS at maturity will depend on the performance of the Index. Accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS.    Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Hypothetical Tax Accrual Table.    The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.17% per annum (compounded semi-annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the MITTS as if the MITTS had been issued on December 1, 2010 and were scheduled to mature on November 6, 2015. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the MITTS, which would consist of a single payment of $11.6774 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on the MITTS as of End of Accrual Period (per Unit of the MITTS)
December 1, 2010 to December 31, 2010	$0.0264	$0.0264
January 1, 2011 to December 31, 2011	$0.3203	$0.3467
January 1, 2012 to December 31, 2012	$0.3306	$0.6773
January 1, 2013 to December 31, 2013	$0.3411	$1.0184
January 1, 2014 to December 31, 2014	$0.3520	$1.3704
January 1, 2015 to November 6, 2015	$0.3070	$1.6774

Hypothetical Projected Redemption Amount = $11.6774 per unit of the MITTS.

Additional Medicare Tax on Unearned Income.    With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-4 dated September 24, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509197085/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the MITTS, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“MITTS®” and “Market Index Target-Term Securities®” are our registered service marks.